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Tel: (800) 521-8956 (314) 771-5765 Fax: (800) 325-5052 (314) 771-5757

June 6, 2014

VIA EDGAR

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:     Sigma-Aldrich Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 6, 2014
Definitive Proxy Statement on Schedule 14A
Filed March 21, 2014
File No. 0-8135

Dear Mr. Cash:

Reference is made to your letter dated April 28, 2014 regarding comments by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “’Commission”) with respect to the above-captioned filings of Sigma-Aldrich Corporation (the “Company,” “we,” “us,” or “our”). This letter responds to each comment of that letter. For ease of reference, the numbered paragraphs below correspond to the numbered paragraphs in that letter. The Staff comments appear in bold and italics and the responses of the Company follow immediately thereafter.

Definitive Proxy Statement on Schedule 14A filed March 21, 2014

1.
Please clarify supplementally why you consider the company target for adjusted EPS to be confidential. In particular, explain how disclosure of this target would cause you competitive harm, applying the standards that would be used in making a request for confidential treatment under Rule 406 or Rule 24b-2. We also note your disclosure that achievement of this and the business unit targets requires ‘superior performance’ requiring ‘significant time and energy, skill and ingenuity.’ However, you have not disclosed how difficult it would be for the executive or how likely it would be for the company to have achieved this target, as required by Instruction 4 to Item 402(b) of Regulation S-K. Please tell us how you will address this requirement in future filings.

As discussed on pages 40 and 41 of the Proxy Statement, only 20% of our 2013 annual cash bonus was based on (or funded based on) adjusted EPS. This amount represents less than 5% of each named executive officer’s total compensation and less than 14% of each named executive officer’s total cash compensation for 2013. As a result, we do not believe that the adjusted EPS target is material in the context of our executive compensation policies or decisions.

As discussed in Interpretation 118.04 of the SEC Staff’s Compliance and Disclosure Guidance on Item 402 of Regulation S-K (July 3, 2008):

“A company should begin its analysis of whether it is required to disclose performance targets by addressing the threshold question of materiality in the context of the company's executive compensation policies or decisions. If performance targets are not material in this context, the company is not required to disclose the performance targets. Whether performance targets are material is a facts and circumstances issue, which a company must evaluate in good faith.”

Mr. John Cash
U.S. Securities and Exchange Commission

June 6, 2014

Since the annual cash bonus represents such a small percentage of the total cash compensation, and an even smaller percentage of total compensation, we do not believe that disclosure of the target is necessary for an understanding of our compensation policies and decisions. By analogy, we note that Instruction 4 to S-K Item 402(c)(2)(ix) only requires quantification and disclosure of perquisites that exceed 10% (or $25,000, if greater) of total perquisites. Similarly, under S-K Item 101(c)(vii), a customer is not required to be named unless it represents 10% or more of a company’s consolidated revenues. As less than 5% of each named executive officer’s total compensation was based on adjusted EPS in 2013, we view the adjusted EPS target to be similarly immaterial.

Further, even if the adjusted EPS target were deemed material, we respectfully submit that the target is confidential and its disclosure would cause the Company competitive harm. Instruction 4 to Item 402(b) of Regulation S-K stipulates that a company is “not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm.”

The disclosure of the adjusted EPS compensation target and the actual level achieved will cause competitive harm because it would provide competitors with sensitive and confidential information about certain transactions or initiatives in our strategic plan. As explained in the Proxy Statement, “[p]erformance targets for the Bonus Plan are linked directly to the annual business plans for the overall Company and, where applicable, business units.” The adjusted EPS compensation target is based on our proprietary, confidential strategic plan, which is not publicly disclosed, and reflects our expectations and desires regarding our financial performance and certain strategic transactions or initiatives.

The adjusted EPS compensation target is different than adjusted EPS that we disclose in our quarterly earnings releases (“Adjusted EPS – Earnings”). The adjusted EPS compensation target is designed by the Compensation Committee and the Chief Executive Officer for compensation purposes only and reflects our executives’ furtherance of certain strategic transactions and initiatives. The target and results track our progress towards this goal, reflect our sensitive business priorities and contain confidential information that we do not release to the public. This is the case even with respect to completed performance periods, as adjustments to targets from year-to-year could provide insight with respect to trends relevant to future periods.

By publishing the target, we would be revealing our intent to undertake certain strategic transactions and initiatives that are not included in Adjusted EPS – Earnings. For example, compensation-based adjusted EPS may reflect restructuring charges, gains or losses on asset sales or divestitures of businesses, impairment charges, the impact of new acquisitions, acquisition-related costs or other significant, unusual or one-time expenses or gains. If forced to disclose compensation-based adjusted EPS, we believe competitors could reconcile it to Adjusted EPS – Earnings or GAAP EPS and thereby dimension the size of such transactions and initiatives and their impact on our business. Based on the size of the impact, competitors could identify the specific transactions or initiatives we planned to undertake and structure their own strategic plans to counter our initiatives or to take advantage of any perceived vulnerabilities.

Further, compensation-based adjusted EPS may not always fall within the Adjusted EPS – Earnings guidance range initially provided to investors at or near the beginning of each year. We are fearful that disclosure of the adjusted EPS compensation target may lead to disclosure of this sensitive strategic information not otherwise contained in Adjusted EPS – Earnings. For example, our adjusted EPS compensation target may take into account a planned asset sale or site closure that is not reflected in Adjusted EPS – Earnings guidance and may be subsequently abandoned. Questions around the differences in the adjusted EPS compensation target and Adjusted EPS – Earnings, and/or the relative over or under achievement of the compensation target, may require disclosure of the abandoned asset sale or site closure, which is sensitive and confidential information relating to our strategic plan.

Mr. John Cash
U.S. Securities and Exchange Commission

June 6, 2014

We respectfully acknowledge the Staff’s comment regarding disclosure of how difficult it would be for the executive or how likely it would be for the company to have achieved the adjusted EPS compensation and business unit targets. Consistent with our correspondence with the Staff on May 10, 2012 and as discussed on pages 42 and 43 of the Proxy Statement, achievement of each of these targets requires superior performance by the named executive officers and their corresponding business units. More specifically, it has been and will continue to be the practice of the Compensation Committee and our Chief Executive Officer to set all of these targets at levels that will require each named executive officer to expend considerable time and energy and apply exceptional skill and ingenuity to achieve the same. Furthermore, because the Compensation Committee and our Chief Executive Officer expect superior performance on a consistent basis, the named executive officers and the business units they lead are expected to achieve all of the targets set for them, including the adjusted EPS compensation target, the annual business unit organic sales growth and strategic initiative sales growth targets and certain business unit financial metrics described in the Proxy Statement.

We hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s efforts to assist us in complying with applicable disclosure requirements and enhancing our overall disclosure. Please contact me at (314) 898-4645 if you have any questions or requests for additional information in connection with our responses.

Sincerely,

/s/ Jan A. Bertsch

Jan A. Bertsch
Executive Vice President and Chief Financial Officer